Exhibit 99.1

Tiziana Life Sciences Files Investigational New Drug Application with FDA for ALS Phase 2 Clinical Trial

NEW YORK, March 4, 2025 – Tiziana Life Sciences, Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company developing breakthrough immunomodulation therapies with its lead development candidate, intranasal foralumab, a fully human, anti-CD3 monoclonal antibody, today announced the submission of its Investigational New Drug (IND) application to the U.S. Food and Drug Administration (FDA) for a phase 2 clinical trial in ALS. This pivotal step marks a significant advancement in the company’s commitment to advance a new treatment approach for Amyotrophic Lateral Sclerosis (ALS) which is supported by the ALS Association.

This IND filing follows the prestigious award of a grant as part of the Hoffman ALS Clinical Trial Awards Program from the ALS Association. Tiziana’s intranasal foralumab development programs are now focused on 3 neurodegenerative diseases. ALS, Multiple Sclerosis, and Alzheimer’s disease. This grant provides a framework for industry-academia collaboration where new discoveries are translated to clinical studies through innovative research and development.

ALS, also known as Lou Gehrig’s disease is a progressive neurodegenerative disease that affects nerve cells in the brain and the spinal cord, ultimately leading to muscle weakness and paralysis. ALS is an orphan disease, but its clinical course can be rapid with marked disability even at an early stage. Over the course of the disease, people lose the ability to move, to speak, and eventually, to breathe. The disease is always fatal, usually within five years of diagnosis. Despite its devastating impact, treatment options remain limited, highlighting the critical importance of advancing research efforts like those undertaken by Tiziana Life Sciences.

Ivor Elrifi, CEO of Tiziana Life Sciences, expressed enthusiasm about this milestone, stating, “We are excited to initiate this important clinical study with the support of the ALS Association grant. This filing represents a significant achievement for our team and underscores our commitment to addressing the urgent medical needs of ALS patients.”

Upon FDA clearance of the IND application, Tiziana plans to commence a 20-patient clinical trial of two doses of Tiziana’s novel and patented therapeutic candidate, intranasal foralumab, aimed at evaluating the safety and early-stage parameters of disease improvement in Amyotrophic Lateral Sclerosis (ALS). The company remains dedicated to delivering innovative solutions that can potentially improve outcomes and quality of life for ALS patients worldwide.

About Foralumab

Foralumab, a fully human anti-CD3 monoclonal antibody, is a biological drug candidate that has been shown to stimulate T regulatory cells when dosed intranasally. At present, 10 patients with Non-Active Secondary Progressive Multiple Sclerosis (na-SPMS) have been dosed in an open-label intermediate sized Expanded Access (EA) Program (NCT06802328) with either an improvement or stability of disease seen within 6 months in all patients. The FDA has recently allowed an additional 20 patients to be enrolled in this EA program. In addition, intranasal foralumab is currently being studied in a Phase 2a, randomized, double-blind, placebo-controlled, multicenter, dose-ranging trial in patients with non-active secondary progressive multiple sclerosis (NCT06292923).

Activated T cells play an important role in the inflammatory process. Foralumab, the only fully human anti-CD3 monoclonal antibody (mAb) currently in clinical development, binds to the T cell receptor and dampens inflammation by modulating T cell function, thereby suppressing effector features in multiple immune cell subsets. This effect has been observed in patients with COVID and with multiple sclerosis, as well as in healthy normal subjects. The non-active SPMS intranasal foralumab Phase 2 trial (NCT06292923) began screening patients in November of 2023. Immunomodulation by nasal anti-CD3 mAb represents a novel avenue for treatment of neuroinflammatory and neurodegenerative human diseases.1,2

[1]	https://www.pnas.org/doi/10.1073/pnas.2220272120
[2]	https://www.pnas.org/doi/10.1073/pnas.2309221120

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal approach has the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s lead candidate, intranasal foralumab, which is the only fully human anti-CD3 mAb currently in clinical development, has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For more information about Tiziana Life Sciences and its innovative pipeline of therapies, please visit www.tizianalifesciences.com.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry, its beliefs, and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ’seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and other factors described more fully in the section entitled ‘Risk Factors’ in Tiziana’s Annual Report on Form 20-F for the year ended December 31, 2023, and other periodic reports filed with the Securities and Exchange Commission.The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

For further inquiries:

Tiziana Life Sciences Ltd

Paul Spencer, Business Development, and Investor Relations

+44 (0) 207 495 2379
email: info@tizianalifesciences.com